Invest in a sustainable, mission-driven beauty company in the City of Holyoke.

The traditional way someone would describe our company is "a salon" - we offer a full menu of hair, skin, and beauty services. But that description alone sells us short. We are two entrepreneurs working every day to change perceptions and the reality in the beauty industry, follow our passion, and fight for our vision no matter what it takes. This mindset is how ***The Plan*** was born. We have a plan and we will not stop working until it's in place. We are building a lifestyle beauty company, a beauty asylum, where everyone is welcome, and truly feels welcome. A company that works to help elevate our employees, our customers, our community, and our industry. A company that cares about sustainability and wants to do our part for a greener future. A beauty company that stands 100% behind the idea that beauty is much deeper than a look, and wants to be part of not only making people look better but also feel better. We will be part of a movement to make the beauty industry beautiful again. We will be part of redeveloping the City of Holyoke. We have leased a space in the Wauregan Building, a former paper mill on Dwight Street in Holyoke (alongside the Upper Level Canal Walk and in the center of the Arts & Industry Zone). Our architect, Noah Modie, from Oxbow Design Build (https://oxbowdesignbuild.com), has been helping to turn our vision into blueprints, allowing us to rehab the space back to its natural beauty. We have some of the most talented and educated stylists and estheticians in the region, but ***The Plan*** is much bigger than that. We promise that we are not your average salon.

Our Story

As founders, we are bringing 30 years of combined experience working in the hair and beauty industry, including two years as owners and founders at another salon that grossed $1 million in our first year of business. Earlier this year we left that salon after deciding we wanted to move in another direction. *The Plan* was born at that point, and is our way of staying true to our vision and our values. Although this is a new business, we are bringing extensive experience from running our first salon business. We learned so many valuable lessons, including the importance of accountability, transparency, relationships with our clients and employees, and the importance of building a strong and consistent culture. We are now clearer than ever on our vision - on what ***The Plan*** will become, and we have proved we have the perseverance, passion, and leadership to work non-stop until we get there.

USE OF PROCEEDS
Launch a new business

BUSINESS MODEL
The Plan is a new business on paper, but we will be opening our doors with 8 stylists (including owners), and one esthetician, all established and with a following built over the last 15 years. This combination of an experienced team and a loyal client base will allow us to start quickly generating projected revenue as soon as our doors open.

Key Facts

- 90% of The Plan's revenue will come from traditional salon services provided to our clients. The remaining 10% will come from product sales and events
- Projected to earn $700k in revenue in year 1 (conservative forecast based off actual figures from our last salon business venture)
- Our two largest costs are variable costs - commission paid to our stylists and esthetician will be roughly 18% of revenue, and hair color will be about 7.5% of revenue
- Our two largest fixed costs are for our lease and wages paid to hourly employees (assistants, receptionist, maintenance/cleaning)

Plans For Expansion

- Operations will begin with 8 stylists, but there is room for another 8+ stylists which will help drive growth in our service sales
- Year 1's focus will be primarily on sales from service for individual clients, with only $25,000 forecasted to come from special events and parties. By Year 2 we would like to hire someone to focus on events and parties, so we can grow that revenue stream through weddings, pop-up shop events, etc.
- Education will become a focus of The Plan by Year 2. We want to become an education hub for not only our stylists but stylists from any other salon in the country. We will collaborate with top talent to offer training, education, and mentoring at our salon, allowing us to help shape the industry while creating an entirely new revenue stream not included in our current projections.

MARKET AND LOCATION ANALYSIS

The hair salon industry is set to continue growing over the next five years, and is expected to out perform the United States general economy during that time. Two of the key drivers of success in our industry are an ability to keep up with trends, and having a loyal customer base, two areas of strength for The Plan.

When it comes to competition, we have a unique perspective. We are aware of the other salons that exist in our city and the entire Pioneer Valley, but we are not in the business of competing against them. We believe this approach will actually become a competitive advantage in itself, because this outlook is not the norm in the beauty industry. Our business will thrive on collaboration, even if it means collaborating with another local salon that others may view as a competitor. We know we can better educate ourselves and our team, and more quickly transform the beauty industry, when we bring the talent and passion of all local stylists together.

Key Differentiators

While we aren't trying to compete, we are definitely trying to be different. Below are some of the things that set us apart from your traditional hair salon. We are building a business to fulfill a need that no other salon in the Pioneer Valley has been able to fulfill yet.

Sustainable Beauty: We will utilize sustainable products, energy, and systems wherever possible. This will allow us to attract a new demographic of clients that are searching for a high-quality, eco-friendly salon in Western Massachusetts, while being able to add value for our existing clients at the same time.

• We are the only *Daviness* Flagship partner in the Pioneer Valley. Our entire hair product line will be from *Daviness*, a beauty company committed to minimizing the impact on the environment, and doing their part not to compromise the quality or quantity of natural resources today or tomorrow. They offer plant based products, with ingredients from farms in Italy, all packaged with recycled materials.

• We are one of only two *Green Circle Salons* in the Pioneer Valley. This partnership will allow us to repurpose and recover up to 95% of the resources that were once considered waste; materials such as hair, leftover hair color, foils, color tubes, aerosol cans, paper and plastics.

• We plan to use *Eco-Heads* on our sinks, a product that reduces water & energy use by up to 65%

• We will offer an in-salon *Beauty Counter* shop, allowing our clients to conveniently shop for safer skin care and make-up. Beauty Counter creates products that have been sourced sustainably and screened rigorously, ensuring the highest safety for its consumers and the environment.

• Our gas and electric provider, HG&E, is working pro-actively to expand carbon-free sources of electric generation in environmentally sensitive ways. We will be operating in a city relying on several solar and hydro facilities - in 2017 95% of the electricity sold was carbon free. Holyoke is on track to be the greenest city in the country by 2019.

Mission Driven: While we will always take the best care of our clients' hair and skin, we have a plan to also do so much more than that.

• We want to use our business as a force for good. With that in mind, we will be working from day one to become a *Certified B Corporation* within 5 years or less. Certified B Corporations measure success not only by profits, but also based on the impact they have on people, the planet, and contributing towards positive change.

• We are committed to the City of Holyoke and our community. When we say this we mean it. We are already giving back and we haven't even opened our doors yet. We have mentored students from Holyoke High School as well as the Holyoke Boys and Girls Club. We will continue to build partnerships with local non-profits in order to continuously help elevate the citizens of Holyoke.

•We will be part of creating the movement to redefine the beauty industry. We are breaking down barriers and removing stigma often found with in beauty salons. Labor abuse is far too common, and often times cosmetology schools aren't giving students the 21st education they need to excel. We will have a mentoring program setup that will provide guidance to our employees from day one, allowing them to develop their skills but also to learn about the business side of working in a salon, including the related laws and their rights. We want to build their confidence and empower them to grow and achieve their goals. And beyond that, we want to advocate to see positive change in the industry as a whole, including changes to the beauty school curriculum.

The Experience: We want to make our clients not just look good, but also feel good. They are more than just a body in a chair, and beauty is defined by more than just looks.

• We believe in compassion, self-care, positive thinking, and kindness, and spread this in our salon every day.

• We are authentic and transparent. We believe in doing the right thing always - if something isn't right the first time we will make it right.

• We strive to be a beauty asylum - a space that is completely judgement free and inclusive. Everyone will be treated equally and everyone will actually feel welcome when they walk through our doors. We know the feeling of walking into a salon where you feel out of place, and we want to ensure The Plan doesn't make anyone feel this way.

Documents

- Core Values

The following perks are available for investors who reach a minimum amount.

Red Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$1,000

DESCRIPTION
- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists

AMOUNT AVAILABLE
5

Orange Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$2,500

- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists
- **Head Case:** Our exclusive Promo Box with Davines products - from skin care to hair care

AMOUNT AVAILABLE
5

Yellow Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$5,000

DESCRIPTION

- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists
- **Head Case:** Our exclusive Promo Box with Davines products - from skin care to hair care
- **Plan A-Head:** A complimentary seasonal blow dry & treatment (4/year for year 1)

AMOUNT AVAILABLE
10

Green Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$7,500

DESCRIPTION

- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists
- **Head Case:** Our exclusive Promo Box with Davines products - from skin care to hair care

- **A-Head of The Plan:** Complimentary blow dry & treatment (8/year for year 1)

AMOUNT AVAILABLE
5

Blue Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$10,000

DESCRIPTION
- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists
- **Head Case:** Our exclusive Promo Box with Davines products - from skin care to hair care
- **A-Head of The Plan:** Complimentary blow dry & treatment (8/year for year 1)
- **The Plan Pre-Game:** Be the first experience The Plan and all we have to offer, before we open our doors to the public, w/ a complimentary cut, blow dry, & treatment

AMOUNT AVAILABLE
8

Indigo Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$25,000

DESCRIPTION
- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists
- **Head Case:** Our exclusive Promo Box with Davines products - from skin care to hair care
- **A-Head of The Plan:** Complimentary blow dry & treatment (8/year for year 1)

- **The Plan Pre-Game:** Be the first experience The Plan and all we have to offer, before we open our doors to the public, w/ a complimentary cut, blow dry, & treatment
- **A High-Five from The Plan:** Let The Plan come to you for a salon experience in the comfort of your own home. We will bring the champagne and beauty goods, you bring four friends.

AMOUNT AVAILABLE

4

Violet Investor

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK

$50,000

DESCRIPTION

- **The Plan's "Coming Out" Party:** All investors will be invited to a VIP exclusive party at 420 B
- **Swagged by The Plan:** All investors will receive a Plan t-shirt and miscellaneous "The Plan" branded items
- **A Davines , "Your Hair Assistant" Experience:** Custom complimentary treatment and blow-out with any of The Plan stylists
- **Head Case:** Our exclusive Promo Box with Davines products - from skin care to hair care
- **A-Head of The Plan:** Complimentary blow dry & treatment (8/year for year 1)
- **The Plan Pre-Game:** Be the first experience The Plan and all we have to offer, before we open our doors to the public, w/ a complimentary cut, blow dry, & treatment
- **A High-Five from The Plan:** Let The Plan come to you for a salon experience in the comfort of your own home. We will bring the champagne and beauty goods, you bring four friends.
- **Full Body Plan:** Let us shower you with gratitude, with a complimentary Spa Day at The Plan. Your day will include a facial, body scrub, waxing, and will conclude with a "your hair assistant" blow-out and "natural tech" treatment and head massage.
- **A Hair Hug from The Plan:** One more way to show how grateful we are. 15% off all products & services during our first year of business.

AMOUNT AVAILABLE

2

SUMMARY FOR INVESTORS

If The Plan raises at least $75,000 by Dec 24, 2018 you will be issued a Revenue Sharing Note with repayment beginning on the first quarter The Plan generates revenue.

The Plan will repay 4.0% to 5.0% of gross revenue until investors receive 1.2× of their initial investment.

If The Plan doesn't raise at least $75,000 by Dec 24, 2018, you will be fully refunded.

Summary of Terms

MIN AMOUNT TO RAISE
$75,000
MAX AMOUNT TO RAISE
$107,000
PERCENTAGE OF REVENUE*
4.0-5.0%**
CAP
1.2×
MATURITY DATE
Dec. 31, 2024
SENIORITY
Subordinated
SECURITIZATION
Unsecured
*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 4.0% and a maximum rate of 5.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	4.00%
$83,000	4.30%
$91,000	4.50%
$101,700	4.80%
$107,000	5.00%

SUMMARY FOR INVESTORS
If The Plan raises at least $75,000 by Dec 24, 2018, you will be issued a Revenue Sharing Note with repayment beginning on the first quarter The Plan generates revenue.

The Plan will repay 4.0% to 5.0% of gross revenue until investors receive 1.2× of their initial investment.

If The Plan doesn't raise at least $75,000 by Dec 24, 2018, you will be fully refunded.

Tiffany Duchesne

Founder - Stylist - Mentor

Tiffany has been working in the beauty industry for 20 years, as a stylist, educator, and business owner. She has trained with some of the biggest names in the industry, including Loreal Professional, Bumble & Bumble, Kevin Murphy, Wella, R & Co, in Boston, New York, Las Vegas, Paris, and Rome. She also trained at Summit Stylist and Strictly Business, where she gained extensive knowledge on operating businesses in the beauty industry. Tiffany firmly believes in the importance of client- guest relationships. She is committed to offering her clients a full experience - more than just a service to their hair - and sharing her passion and knowledge with anyone who walks into The Plan. She is a life-long learner, always looking to improve the value she provides her customers. What she loves, more than making people look good, is making them feel good.

Chelsea Falcetti

Founder - Artist - Educator

Chelsea is an artist, educator, and stylist who lives in Holyoke, MA. She has trained under her partner Tiffany as well as with L'Oreal, R+CO, Shu Uemura, Wella, Kevin Murphy, Eleven Australia, Davines, Butterfly Circus, Crew and Deva Curl to name a few. She is currently a North American Educator for the Australian hair brand, Eleven Australia. Chelsea's passion for providing raw, organic looks is only surpassed by her love of the connection between her and her clients. She is committed to building her business and her community. Chelsea is constantly growing and evolving as an artist and loves to share her experience with her clients, staff and youth in the community.

These values are at the core of everything we do. They define our company culture and everything we plan to bring to our employees, clients, and the community.

Authenticity – Transparency – Consistency: At The Plan, what you see is what you get. We offer consistent quality of service and quality of products for your beauty care. If it isn't right, we make it right. We believe in doing the right thing always.

Natural & Sustainable: We are a sustainable, eco-friendly salon. We believe in "health for our guests, health for ourselves, health for our earth". We want a greener, safer future, and to make the ground we stand on more beautiful.

People First: We are an inclusive business. We treat everyone equally. Everyone is welcome. Everyone feels welcome. We are a beauty asylum and we pledge to be judgement free. We focus on building lasting relationships with our clients, our employees, our partners.

Community Focused: We are committed to giving back to our community, helping to elevate the citizens of Holyoke, and supporting other foundations close to our heart and that are in alignment with our core values.

Beauty is More Than a Look: We believe in compassion, self-care, positive mindset, kindness. We want to make our clients not just look good, but also feel good. They are more than just a body in a chair.

Stand for Something: We will be part of creating the movement to redefine the beauty industry. We are breaking down barriers and removing stigma often found with in beauty salons. We will embrace collaboration with other stylists, salons, and businesses. We want to offer an environment that builds confidence and allows for healthy growth.

Never Stop Evolving: There is always more to learn, always more to give, and always more to improve. We prioritize education and professional development, and it will be the foundation of our business. We will build strategic partnerships that allow us to better our team and better our brand.